Exhibit 99.1

Anghami, the leading music streaming platform in the Middle East and North Africa, to merge with Vistas Media Acquisition Company Inc. to become first Arab technology company to list on NASDAQ New York

●	Anghami will become the first Arab technology company to list on NASDAQ New York via a merger with Vistas Media Acquisition Company Inc. (NASDAQ: VMAC), a publicly traded special purpose acquisition company that raised $100 million in its August 2020 initial public offering.

●	The transaction implies an initial pro-forma enterprise valuation of approximately $220 million, or 2.5x 2022 estimated revenues.

●	The transaction is expected to close in Q2 of 2021.

●	SHUAA Capital psc. (DFM: SHUAA), the UAE’s premier publicly listed asset management and investment banking firm and Vistas Media Capital Singapore, the parent of the sponsor for Vistas Media Acquisition Company Inc., have gathered commitments of a combined $40 million ($30 million from SHUAA and $10 million from Vistas Media Capital) in PIPE financing. SHUAA also led a funding round for Anghami earlier in the year.

●	Anghami, headquartered in Abu Dhabi, UAE, is currently backed by leading MENA venture capital firms and strategic shareholders, including media groups and telecommunications companies that collectively own approximately 68% of Anghami, with the balance owned by the founders.

●	Anghami is a high growth digital media entertainment technology company, collecting over 56 million data points on its users daily. Anghami uses artificial intelligence and machine learning to improve recommendations, reduce churn, drive engagement and predict user behavior.

●	Founded in 2012, Anghami is the first music-streaming platform in the Middle East and North Africa (MENA) and has since built a market-leading platform, offering more than 57 million songs to more than 70 million registered users with around 1 billion streams per month.

●	Anghami has grown revenues 80% over the last three years and is expected to increase five-fold over the next three years. The Company expects to have approximately $142 million of cash on its balance sheet at closing to be used primarily to fuel additional growth.

NEW YORK, N.Y., March 03, 2021 (GLOBE NEWSWIRE) -- Anghami Inc. (“Anghami” or the “Company”), the leading music streaming platform and service in the Middle East and North Africa and Vistas Media Acquisition Company Inc. (NASDAQ: VMAC), a publicly traded special purpose acquisition company led by CEO F. Jacob Cherian and co-founders Saurabh Gupta and Abhayanand Singh, announced that they have entered into a definitive merger agreement that will result in Anghami becoming the first Arab technology company to list on NASDAQ.  The transaction implies a pro-forma enterprise value of $220 million. The combined company will operate under the Anghami name and will trade under the new symbol “ANGH.” The transaction is expected to close in Q2 of 2021.

Anghami Overview

Founded in 2012, by Eddy Maroun and Elie Habib, Anghami is the first music-streaming platform in the MENA region.  Anghami has built a market-leading platform, offering more than 57 million songs to more than 70 million registered users with around 1 billion streams per month. With an Arabic speaking population of over 450 million globally, a listing on NASDAQ allows Anghami to scale its user base and invest in technology to build on its data play.

Anghami's AI and machine learning algorithms process over 56 million data points from its user base every day. Over nine years of user data enables the Company to predict user behavior and trends to focus its investments in areas delivering the highest return on investment - which helps improve monetization - and will continue to be a key driver of revenues going forward.

The Company has long standing partnerships with all major global labels including Universal Music Group, Sony Music and Warner Music Group. Anghami is a music app and platform that offers listeners in the MENA region unlimited Arabic and international music to stream and download.  Anghami has licensing agreements with thousands of independent labels and distributors to provide users with legal access to a vast catalog of music. Anghami has a physical presence in major countries in the MENA region to establish and maintain strong partnerships with labels, creators, brands and telecommunication companies. In addition, the Company has established direct partnerships with 36 telecommunication companies across the MENA region to boost free user acquisitions and facilitate subscriptions achieving the highest paying conversion rate in emerging markets.

The Company is headquartered in Abu Dhabi, at the Abu Dhabi Global Market (“ADGM”), and has offices in Beirut, Dubai, Cairo and Riyadh. It is supported by the Abu Dhabi Investment Office (“ADIO”), the Abu Dhabi government’s investment attraction and development hub, which partnered with Anghami as part of its Innovation Programme, to develop its global headquarters and a technology and R&D center in Abu Dhabi.

The Company’s international head of partnerships is LA-based music industry entrepreneur and manager, Wassim “Sal” Slaiby, the CEO of XO Records (the label which he co-founded with The Weeknd whom he also manages) and of SALXCO, his management firm. Slaiby has been instrumental in formulating international partnerships and strategies to build an international fanbase and bridge the Middle East, North Africa and global markets.

Anghami is currently backed by leading MENA venture capital firms and strategic shareholders, including media groups and telecommunications companies that collectively own approximately 68% of Anghami, with the balance owned by the founders.

Anghami’s proven management team led by co-founder and CEO Eddy Maroun will continue to operate and manage Anghami following the transaction.  Co-founder and Chairman Elie Habib will continue as the CTO.  F. Jacob Cherian, CEO of Vistas Media Acquisition Company Inc. is expected to join the Company as Co-CEO for a period of one year.

Co-founder and CEO of Anghami, Eddy Maroun, commented, “Today is a very exciting day for all of us at Anghami and our partners globally. Elie and I co-founded the company in 2012 with a vision for Anghami to be a first of its kind, digital media entertainment technology platform in the MENA region. Today, we have taken a significant step forward in our growth plans in seeking to become the region’s first Arab technology company to list on NASDAQ. Being a U.S. listed public company gives us access to growth capital and a global platform that is the best in the world.”

Elie Habib, Co-founder, Chairman and CTO of Anghami, added, “We’re proud of the product and technology we’ve been able to build and now we will have the ability to invest more in R&D and innovate providing a product that goes beyond music to immersive experiences around media and entertainment while remaining relevant to our users and focused on our local edge.”

PIPE & Transaction Overview
SHUAA Capital psc. (DFM: SHUAA), and Singapore based Vistas Media Capital, have gathered commitments of a combined $40 million in a PIPE (SHUAA committed $30 million and Vistas committed $10 million). SHUAA is the UAE’s premier publicly listed asset management and investment banking firm listed on the Dubai Financial Market, with over $14 billion in assets under management.

The Company expects to have approximately $142 million of cash on its balance sheet at closing to be used primarily to fuel additional growth.

The transaction implies an initial pro-forma enterprise valuation of approximately $220 million, or 2.5x 2022 estimated revenues. This compares to Spotify’s current revenue multiple of 6.5x revenue.

Jassim Alseddiqi, Group CEO of SHUAA, stated: “We are delighted to be leading the PIPE for Anghami’s business combination with VMAC in what will accelerate Anghami’s growth and build upon its success as a pioneer in the music streaming space in the Middle East and North Africa. SHUAA led a funding round for Anghami earlier in the year and has been working closely with the team to secure the PIPE investment and deliver a successful listing on NASDAQ. In addition, the enhanced reputation and access to capital that comes with a listing on NASDAQ accelerates the company’s growth journey.”

Sam Barnet, CEO of MBC, the Saudi Arabian media group and one of Anghami’s key shareholders, commented, “MBC is extremely proud of the exceptional team at Anghami and we are honored to be a part of a huge success story for the region. The team has been committed to revolutionizing the Arabic music industry through innovation and the best product in the market.”

Rabih Khoury, Managing Partner of Middle East Venture Partners (“MEVP”), one of the leading Venture Capital Asset Managers in MENA, commented, “As the largest institutional investor in Anghami, we at MEVP are delighted that one more of our top portfolio companies will list on NASDAQ, the leading global market for technology. We have partnered with Eddy and Elie from the outset in 2012 and continuously supported Anghami starting with its seed round and all its subsequent funding rounds. This strong partnership with Anghami has culminated in identifying Vistas as the ideal merger partner. The combination with Vistas will confirm Anghami’s position as a MENA technology leader and will provide the funding for its next phase of growth, establishing Anghami as one of the leading technology platforms.”

His Excellency, Mohammed Ali Al Shorafa Al Hammadi, Chairman of the Abu Dhabi Department of Economic Development stated, “Abu Dhabi is a launchpad for innovators to excel globally. We support investors and companies on every step of their journey. Going public on NASDAQ will enable Anghami to invest in innovation from its Abu Dhabi HQ and accelerate its ambitious international growth plans. It will also establish a template for other companies in Abu Dhabi to realize their full potential by tapping into global capital markets.”

Saurabh Gupta, Co-founder of Vistas Media Acquisition Company Inc. commented, “This is a landmark transaction for the MENA region and for Vistas.  As a media and entertainment sector focused SPAC, our objective was to find a high growth company, and back phenomenal entrepreneurs like Eddy and Elie. Anghami is synonymous with the music culture in the MENA region. The combination of Anghami and the Vistas team will be a powerful force in the media and entertainment world, and we couldn’t be prouder of the hard work from everyone to get to this stage; but our work has only just begun.”

Advisors

deNovo acted as financial advisor and Winston & Strawn LLP acted as legal advisor to VMAC and its parent company Vistas Media Capital.

May Nasrallah, Founder and Executive Chairman of deNovo Corporate Advisors who acted as Financial Advisor to Vistas Media Acquisition Company Inc. on the transaction, commented, “We are delighted to see a well-managed, fast growing homegrown technology company from the Middle East like Anghami attract interest from global investors and achieve a NASDAQ listing. We believe this is a precedent setting inaugural transaction from the MENA region that paves the way for others to follow.”

SHUAA Capital acted as financial advisor and global underwriter and Norton Rose Fulbright acted as legal advisor to Anghami and Baker Botts L.L.P. acted as US counsel to SHUAA Capital.

Ends

About Anghami

Anghami is the leading digital music entertainment technology platform in the Middle East and North Africa, with the largest catalog comprising of more than 57 million songs available for more than 70 million users. When it launched in 2012, Anghami was the first music-streaming platform in MENA. In digitizing the region’s music, it has become the best-known and best-loved brand in music streaming in MENA. Today, Anghami features licensed content from leading Arabic labels, independent artists and distributors. Anghami also features music from the major International labels such as Universal, Sony, Warner and is continuously licensing new content.

Headquartered in Abu Dhabi, it has offices in Beirut, Dubai, Cairo and Riyadh and operates in 16 countries across MENA. It is the only service available in English, Arabic and French, and remains close to its customer base, not only thanks to its pan-regional presence but also via the 56 million user data points it generates every day.

To learn more about Anghami, please visit www.anghami.com

About Vistas Media Acquisition Company Inc.

VMAC is a blank check company, also commonly referred to as a Special Purpose Acquisition Company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities in the Global Media and Entertainment sector.

To learn more about Vistas Media Acquisition Company Inc., please visit https://vmac.media.

About SHUAA Capital psc.

SHUAA Capital psc (DFM: SHUAA) is a leading asset management and investment banking platform, with over USD 14 billion in assets under management. SHUAA Capital psc is recognized for its strong track record and pioneering approach to investing through a differentiated, innovative and global product offering focused on public and private markets, debt and real estate.

The asset management segment, one of the region’s largest, manages real estate funds and projects, investment portfolios and funds in the regional equities, fixed income and credit markets; it also provides investment solutions to clients, with a focus on alternative investment strategies. The investment banking segment provides corporate finance advisory, transaction services, private placement, public offerings of equity and debt securities, while also creating market liquidity on OTC fixed income products. The firm is regulated as a financial investment company by the Securities and Commodities Authority.

To learn more about SHUAA Capital, please visit www.shuaa.com

About deNovo Corporate Advisors

deNovo Corporate Advisors, an independent Middle East focused corporate finance advisory firm, acted as Financial Advisor to Vistas Media Acquisition Company Inc. on the transaction.

deNovo Corporate Advisors was founded in 2010 by May Nasrallah, a veteran global banker and previously the Head of Morgan Stanley Investment Banking in the MENA Region. Over the past ten years, deNovo has become a leading independent corporate finance and M&A advisory firm across the MENA region. The highly experienced senior team at deNovo have decades of world-class bulge-bracket pedigree and have been instrumental in the execution of a substantial number of transactions on behalf of our clients throughout the MENA region. deNovo is a trusted advisor to numerous regional corporates, financial institutions, family groups and sovereign wealth funds in pursuing their strategic and financial advisory needs across the MENA region, and to international corporates and financial investors looking to acquire or invest in regional entities.

To learn more about deNovo, please visit www.denovoca.com.

Important Information About the Proposed Business Combination and Where to Find It

The mix of cash and equity paid to existing Anghami investors depends on the amount of cash in trust net of redemptions, the amount of capital raised in the PIPE and the transaction costs. The amount of equity rolled over by existing Anghami investors ranges from 65% (no redemptions and $110 million PIPE) to 95% (full redemptions and $40 million PIPE).

Due to the structure of the transaction, regardless of the redemptions and PIPE proceeds, the enterprise value remains fixed at approximately $220 million.

In connection with the proposed business combination, VMAC intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4, that will include a preliminary proxy statement/prospectus. VMAC’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about VMAC, and the proposed business combination. Promptly after filing its definitive proxy statement/prospectus relating to the proposed business combination with the SEC, VMAC will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting on the business combination and the other proposals. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by visiting the investor relations section of https://vmac.media/.

Additional information about the proposed transaction, including a copy of the merger agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by Vistas Media Acquisition Company Inc. with the Securities and Exchange Commission and will be available at www.sec.gov.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Vistas Media Acquisition Company Inc.’s and Anghami’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Vistas Media Acquisition Company Inc.’s and Anghami’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Vistas Media Acquisition Company Inc.’s and Anghami’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive merger agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Vistas Media Acquisition Company Inc. and Anghami following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Vistas Media Acquisition Company Inc. and Anghami, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Anghami’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of Vistas Media Acquisition Company Inc.’s shares of common stock on Nasdaq following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Anghami to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; (11) the possibility that Anghami or Vistas Media Acquisition Company Inc. may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the final prospectus of Vistas Media Acquisition Company Inc. for its initial public offering and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Vistas Media Acquisition Company Inc.’s other filings with the SEC. Vistas Media Acquisition Company Inc. cautions that the foregoing list of factors is not exclusive. Vistas Media Acquisition Company Inc. cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Vistas Media Acquisition Company Inc. does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts:

Investors:
F. Jacob Cherian, CEO
+1 212- 859-3525

fjc@vmac.media

Ashley DeSimone / Jake Pisano
Ashley.desimone@icrinc.com / jake.pisano@icrinc.com

USA Media Zeba Rashid, ICR Zeba.rashid@icrinc.com	Middle East Media Sunil John / Sophie McNulty, ASDA’A BCW Sunil.john@bcw-global.com / Sophie.mcnulty@bcw-global.com